UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit‑Sharing and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule
December 31, 2014 and 2013
(With Reports of Independent Registered Public Accounting Firms Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Montgomery Coscia Greilich LLP
Certified Public Accountants
972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Savings,
Profit-Sharing and Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the J.C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2013, were audited by other auditors whose report, dated June 27, 2014, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
Plano, Texas
June 26, 2015

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	600 Congress Avenue, Suite 300 Austin, Texas 78701

Report of Independent Registered Public Accounting Firm
J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statement of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ KPMG LLP
Dallas, Texas
June 27, 2014

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

($ in thousands)	2014	2013
Assets:
Investments at fair value:
J. C. Penney Company, Inc. common stock	$88,998	$114,927
Common and collective trusts	1,839,952	1,801,708
Mutual funds	21,077	23,159
Common stock	23,771	25,463
Other	633	722
Fully benefit responsive contracts	842,576	944,354
Total investments	2,817,007	2,910,333
Receivables:
J. C. Penney Company, Inc. contribution	13,639	11,949
Notes receivable from participants	66,248	67,832
Participant contributions	1,571	1,593
Due from broker for securities sold	415	640
Interest and dividends	99	67
Other	576	125
Total receivables	82,548	82,206
Total assets	2,899,555	2,992,539

Liabilities:
Accounts payable and accrued liabilities	622	1,064
Due to broker for securities purchased	360	952
Total liabilities	982	2,016
Net assets reflecting investments at fair value	2,898,573	2,990,523
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(23,918)	(32,620)
Net assets available for benefits	$2,874,655	$2,957,903

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

($ in thousands)	2014	2013
Investment income:
Net appreciation in the fair value of investments	$72,781	$187,793
Interest	26,614	33,440
Dividends	1,487	1,316
	100,882	222,549
Less investment expenses	(936)	(983)
Net investment income	99,946	221,566
Interest income on notes receivable from participants	2,685	2,724
Contributions:
J. C. Penney Company, Inc., net of forfeitures	49,581	48,838
Participants	100,105	102,870
	149,686	151,708
Total additions	252,317	375,998
Deductions from net assets attributed to:
Benefit payments	(329,102)	(491,892)
Administrative expenses	(6,463)	(6,777)
Total deductions	(335,565)	(498,669)
Decrease in net assets available for benefits	(83,248)	(122,671)
Beginning net assets available for benefits	2,957,903	3,080,574
Ending net assets available for benefits	$2,874,655	$2,957,903

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates, after completion of 1,000 hours of service in an eligibility period (generally a period of 12 consecutive months), are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump‑sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c)	Contributions
Participants who are classified as highly compensated in 2014 and 2013 (earning more than $115,000 in 2013 for 2014 and in 2012 for 2013) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $260,000 for 2014 and $255,000 for 2013) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $17,500 in 2014 and 2013). Participants earning $115,000 or less in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $17,500 in 2014 and 2013). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2014 and 2013. These catch-up contributions are not eligible for the Company’s matching contribution.
The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan or a Roth 401(k) from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. The associate is immediately vested in these contributions to the Plan.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate’s annual compensation (up to a maximum of $260,000 for 2014 and $255,000 for 2013).
During 2014, the Company matching contribution totaled approximately $36.6 million and the Company retirement account contribution totaled approximately $13.0 million. During 2013, the Company matching contribution totaled approximately $37.5 million and the Company retirement account contribution totaled approximately $11.3 million.

(d)	Participants’ Investment Funds
All Participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2014 ranged from 4.25% to 10.50% and maturities ranged from 2015 through 2019. Interest rates on the loans outstanding as of December 31, 2013 ranged from 4.25% to 10.50% and maturities ranged from 2014 through 2018. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2014 and 2013 were approximately $2.8 million and $3.3 million respectively.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

2. Related Party Transactions
Certain trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.
As of December 31, 2014 and 2013, the Plan held investments in J. C. Penney Company Inc. common stock totaling $89.0 million and $114.9 million respectively. During the year ended December 31, 2014, 6.2 million shares were acquired and 5.0 million were disposed. During the year ended December 31, 2013, 4.4 million shares were acquired and 3.5 million were disposed. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined‑contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits
Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan’s investment assets measured at fair value as of December 31, 2014 and 2013):

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2014:
Common stock (a):
J. C. Penney Company, Inc.	$88,998	$—	$—	$88,998
Common and collective trusts (b):
Fixed income securities	—	152,840	—	152,840
Equity funds	—	1,040,133	—	1,040,133
Target date funds	—	646,979	—	646,979
Total common and collective trusts	—	1,839,952	—	1,839,952
Self-directed brokerage window (c):
Mutual funds:
Short-term investments	6,305	—	—	6,305
Municap bonds	27	—	—	27
Equity	11,937	—	—	11,937
Fixed income	2,808	—	—	2,808
Total mutual funds	21,077	—	—	21,077
Common stock:
Basic materials	5	—	—	5
Communications	1,503	—	—	1,503
Consumer, cyclical	4,223	—	—	4,223
Consumer, noncyclical	3,195	—	—	3,195
Energy	2,023	—	—	2,023
Financial	3,948	—	—	3,948
Industrial	2,838	—	—	2,838
Technology	4,399	—	—	4,399
Utilities	1,637	—	—	1,637
Total common stock	23,771	—	—	23,771
Other:
Cash and cash equivalents	352	—	—	352
Preferred stock	274	—	—	274
Partnerships	7	—	—	7
Total other	633	—	—	633
Total self-directed brokerage window	45,481	—	—	45,481
Fully benefit responsive contracts:
Synthetic investment contract wrapper (d)	—	—	—	—
Fixed income securities (e)	—	842,576	—	842,576
Total fully benefit responsive contracts	—	842,576	—	842,576
Total investments at fair value	$134,479	$2,682,528	$—	$2,817,007
Actual risk depends on the individual investments which are selected by each applicable participant.

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2013:
Common stock (a):
J. C. Penney Company, Inc.	$114,927	$—	$—	$114,927
Common and collective trusts (b):
Fixed income securities	—	144,833	—	144,833
Equity funds	—	1,044,266	—	1,044,266
Target date funds	—	612,609	—	612,609
Total common and collective trusts	—	1,801,708	—	1,801,708
Self-directed brokerage window (c):
Mutual funds:
Short-term investments	7,652	—	—	7,652
Municap bonds	6	—	—	6
Equity	12,181	—	—	12,181
Fixed income	3,320	—	—	3,320
Total mutual funds	23,159	—	—	23,159
Common stock:
Basic materials	1,468	—	—	1,468
Communications	3,340	—	—	3,340
Consumer, cyclical	3,468	—	—	3,468
Consumer, noncyclical	2,901	—	—	2,901
Energy	3,589	—	—	3,589
Financial	4,100	—	—	4,100
Industrial	2,528	—	—	2,528
Technology	3,473	—	—	3,473
Utilities	596	—	—	596
Total common stock	25,463	—	—	25,463
Other:
Cash and cash equivalents	479	—	—	479
Preferred stock	233	—	—	233
Partnerships	10	—	—	10
Total other	722	—	—	722
Total self-directed brokerage window	49,344	—	—	49,344
Fully benefit responsive contracts:
Synthetic investment contract wrapper (d)	—	—	503	503
Fixed income securities (e)	—	832,847	—	832,847
Separate account contracts (f)	—	110,943	—	110,943
Separate account contracts wrapper (g)	—	—	61	61
Total fully benefit responsive contracts	—	943,790	564	944,354
Total investments at fair value	$164,271	$2,745,498	$564	$2,910,333
Actual risk depends on the individual investments which are selected by each applicable participant.

As of December 31, 2014, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2013 to December 31, 2014 or from December 31, 2012 to December 31, 2013.
Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d)
Synthetic investment contract (SIC) wrapper: These are investment contracts that limit potential losses, if any, in the fixed income securities portfolio. Termed a “wrap” since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities. As of December 31, 2014, the rate used to calculate the SIC wrappers’ fair value was 1.33%. As of December 31, 2013, the rate used to calculate the SIC wrappers’ fair value was 1.11%.

(e)
Fixed income securities: Assets underlying synthetic investment contracts include cash, U.S. Treasury and agency securities, corporate bonds, and collateralized mortgage‑backed and asset‑backed securities, which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage‑backed and asset‑backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.

(f)
Separate Account Contract (SAC): Valued at fair value of the underlying assets legally owned by the contract issuer, which are maintained in an account that is segregated from the issuer’s general account assets.

(g)
Separate Account Contract Wrapper: Termed a “wrap” since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2014 and 2013 ($ in thousands).

($ in thousands)	SIC/SAC Wrapper	Total
Year ended December 31, 2014:
Balance beginning of year	$564	$564
Realized losses	—	—
Unrealized gain/(loss) relating to instruments still held at the reporting date	(144)	(144)
Purchases and issuances	—	—
Sales and maturities	(420)	(420)
Balance, end of year	$—	$—

($ in thousands)	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2013:
Balance beginning of year	$36,168	$999	$37,167
Realized losses	(752)	—	(752)
Unrealized gain/(loss) relating to instruments still held at the reporting date	—	(283)	(283)
Purchases and issuances	386	—	386
Sales and maturities	(35,802)	(152)	(35,954)
Balance, end of year	$—	$564	$564
5. Synthetic Investment Contracts and Separate Account Contracts
The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
The Plan also enters into separate account contracts (SAC) with certain insurance companies. The SAC market valuation is based on the market value of the assets legally owned by the contract issuer, which are maintained in an account that is segregated from the issuer’s general account assets. During the year ended December 31, 2013, the average yield for the entire portfolio based on actual earnings and based on interest rate credited to Participants was approximately 2.05% and 2.83%, respectively. The Plan held no SAC investments as of December 31, 2014.
The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each traditional SIC may be different for each issuer, and can be found in the individual traditional SIC contracts held by the Plan. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract, which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the SACs, SICs, and wrapper contracts held by the Plan as of December 31, 2014 and 2013 ($ in thousands):

December 31, 2014	Major Credit Ratings	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Synthetic investment contracts:
American General Life Insurance Company	A2	280,942	—	(8,167)	272,775
The Prudential Insurance Company of America	A1	280,931	—	(8,023)	272,908
State Street Bank & Trust Co.	Aa3	280,703	—	(7,728)	272,975
Total		842,576	—	(23,918)	818,658

December 31, 2013	Major Credit Ratings	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Synthetic investment contracts:
Bank of America, NA	A2	$277,635	$359	$(9,532)	$268,462
Natixis Financial Products Inc.	A2	277,577	—	(9,171)	268,406
State Street Bank & Trust Co.	Aa3	277,635	144	(9,316)	268,463
Total		$832,847	$503	$(28,019)	$805,331
Separate Account Contracts:
Metropolitan Life Insurance Company	Aa3	110,943	61	(4,601)	106,403
Total		$110,943	$61	$(4,601)	$106,403
Credit ratings are sourced from www.standardandpoors.com.
6. Investments
Investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are separately identified ($ in thousands):

Description of Investment	2014	2013
State Street Bank S&P 500 Flagship Fund Series	$310,157	$297,096
State Street Bank Daily EAFE Fund	198,918	221,155
State Street Bank Passive Intermediate Bond Index Fund	186,551	179,960
State Street Bank Short Term Investment Fund	152,840	*
State Street Russell 2000 Index Securities Lending Fund	145,777	*
J.C. Penney Company, Inc. common stock	*	165,770
* Fair value is less than 5% for period presented.
During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows ($ in thousands):

Description of Investment	2014	2013
J.C. Penney Company. Inc. Common Stock	$(33,771)	$(116,699)
Mutual funds	123	1,462
Common stock	246	4,434
Other	(383)	(636)
Common and collective trusts	106,566	299,232
Net change in fair value	$72,781	$187,793

7. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated April 22, 2014 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Company will file an application for a new determination letter in accordance with standard IRS filing procedures. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more‑likely than‑not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2014. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
8. Form 5500 Reconciliation
Differences between the financial statements and the Form 5500 include the following:

•
Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

•	Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Plan’s Form 5500 ($ in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$2,874,655	$2,957,903
Amounts allocated to withdrawing participants	—	(2,000)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,918	32,620
Net assets available for benefits per Form 5500	$2,898,573	$2,988,523
The following is a reconciliation of benefits paid to Participants per the financial statements at December 31, 2014 and 2013 to Form 5500 ($ in thousands):

	2014	2013
Benefits paid to participants per the financial statements	$329,102	$491,892
Amounts allocated to withdrawing participants, current year	—	2,000
Amounts allocated to withdrawing participants, prior year	(2,000)	(2,613)
Deemed distributions	—	1,153
Benefits paid to participants per Form 5500	$327,102	$492,432

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to net income (loss) in the Form 5500 ($ in thousands):

	2014	2013
Increase (decrease) in net assets available for benefits	$(83,248)	$(122,671)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,918	32,620
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,620)	(69,644)
Amounts allocated to withdrawing participants, current year	—	(2,000)
Amounts allocated to withdrawing participants, prior year	2,000	2,613
Net income (loss) per Form 5500	$(89,950)	$(159,082)
9. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.
The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN
EIN: 13-5583779 Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
	Common stock:
*	J. C. Penney Company, Inc. common stock				(a)	88,998
	Common and collective trusts:
*	State Street Bank Short Term Investment Fund				(a)	152,840
*	State Street Bank Daily EAFE (Europe, Australia and Far East) Fund				(a)	198,918
*	State Street Bank S&P 500 Flagship Fund Series				(a)	310,157
*	State Street Bank Russell 1000 Growth Index Fund				(a)	103,815
*	State Street Bank Russell 1000 Value Index Fund				(a)	94,915
*	State Street Bank Russell 2000 Index Securities Lending Fund				(a)	145,777
*	State Street Bank Passive Intermediate Bond Index Fund				(a)	186,551
	Vanguard Target Retirement Income Fund				(a)	68,116
	Vanguard 2010 Target Retirement Fund				(a)	40,083
	Vanguard 2015 Target Retirement Fund				(a)	62,282
	Vanguard 2020 Target Retirement Fund				(a)	94,537
	Vanguard 2025 Target Retirement Fund				(a)	101,395
	Vanguard 2030 Target Retirement Fund				(a)	80,686
	Vanguard 2035 Target Retirement Fund				(a)	56,139
	Vanguard 2040 Target Retirement Fund				(a)	41,856
	Vanguard 2045 Target Retirement Fund				(a)	36,985
	Vanguard 2050 Target Retirement Fund				(a)	54,495
	Vanguard 2055 Target Retirement Fund				(a)	10,405
	Total common and collective trusts					1,839,952
	Self directed brokerage window				(a)	45,481
	Fully benefit responsive contracts:
	Fixed income securities:
	ABBEY NATL TREASURY SERV	1,035	2.35%	9/10/2019	(a)	1,043
	ABBVIE INC	810	2.90%	11/6/2022	(a)	800
	ABBVIE INC	1,845	1.20%	11/6/2015	(a)	1,853
	ACE INA HOLDINGS	605	5.90%	6/15/2019	(a)	698
	ACE INA HOLDINGS	800	2.60%	11/23/2015	(a)	815
	AETNA INC	1,280	1.50%	11/15/2017	(a)	1,276
	AETNA INC	1,780	2.75%	11/15/2022	(a)	1,738
	AFIN 2013-1 A3	790	0.79%	6/20/2017	(a)	791
	AFIN 2013-1 A4	585	0.97%	1/22/2018	(a)	585
	AFIN 2013-3 A2	770	1.04%	11/21/2016	(a)	772
	AFIN 2013-4 A3	630	1.09%	3/20/2018	(a)	630

AFIN 2014-1 A3	1,410	1.32%	6/20/2018	(a)	1,416
AFIN 2014-2 A2	1,760	0.91%	4/20/2017	(a)	1,760
AFIN 2014-2 A3	1,260	1.26%	5/21/2018	(a)	1,263
AFIN 2014-3 A3	1,190	1.48%	11/20/2018	(a)	1,190
AFLAC INC	1,260	3.63%	11/15/2024	(a)	1,284
AGILENT TECHNOLOGIES INC	173	6.50%	11/1/2017	(a)	196
AGILENT TECHNOLOGIES INC	225	3.20%	10/1/2022	(a)	222
AGILENT TECHNOLOGIES INC	225	3.88%	7/15/2023	(a)	230
AGL CAPITAL CORP	880	5.25%	8/15/2019	(a)	1,001
ALLYA 2011-2 A4	68	1.98%	4/15/2016	(a)	68
ALLYA 2011-3 A4	52	1.61%	5/16/2016	(a)	52
ALLYA 2012-1 A4	645	1.21%	7/15/2016	(a)	646
ALLYA 2013-2 A3	890	0.79%	1/15/2018	(a)	890
ALLYL 2014-SN1 A3	365	0.75%	2/21/2017	(a)	364
ALLYL 2014-SN1 A4	600	0.95%	6/20/2018	(a)	599
ALTRIA GROUP INC	970	4.75%	5/5/2021	(a)	1,080
ALTRIA GROUP INC	415	2.85%	8/9/2022	(a)	409
AMAZON.COM INC	2,205	2.60%	12/5/2019	(a)	2,230
AMAZON.COM INC	1,590	3.30%	12/5/2021	(a)	1,617
AMCAR 2012-3 A3	34	0.96%	1/9/2017	(a)	34
AMCAR 2012-5 A3	201	0.62%	6/8/2017	(a)	201
AMCAR 2013-2 A3	1,095	0.65%	12/8/2017	(a)	1,096
AMCAR 2013-3 A3	1,375	0.92%	4/9/2018	(a)	1,378
AMCAR 2013-4 A3	595	0.96%	4/9/2018	(a)	596
AMCAR 2014-2 A3	290	0.94%	2/8/2019	(a)	289
AMER AIRLN 14-1 A PTT	1,305	3.70%	4/1/2028	(a)	1,329
AMERICA MOVIL SAB DE CV	755	3.63%	3/30/2015	(a)	767
AMERICA MOVIL SAB DE CV	440	2.38%	9/8/2016	(a)	450
AMERICAN EXPRESS CO	2,135	0.82%	5/22/2018	(a)	2,137
AMERICAN HONDA FINANCE	1,845	1.20%	7/14/2017	(a)	1,849
AMERICAN INTL GROUP	810	2.30%	7/16/2019	(a)	819
AMERISOURCEBERGEN CORP	655	3.50%	11/15/2021	(a)	678
AMOT 2012-1 A1	1,005	0.96%	2/15/2017	(a)	1,006
AMOT 2012-5 A	1,185	1.54%	9/15/2019	(a)	1,177
AMOT 2013-1 A-2	405	1.00%	2/15/2018	(a)	406
AMXCA 2013-1 A	850	0.58%	2/16/2021	(a)	854
AMXCA 2014-2 A	1,355	1.26%	1/15/2020	(a)	1,353
AMXCA 2014-3 A	960	1.49%	4/15/2020	(a)	962
ANADARKO PETROLEUM CORP	105	6.38%	9/15/2017	(a)	119
APPLE INC	570	0.45%	5/3/2016	(a)	570
ASIAN DEVELOPMENT BANK	1,035	1.13%	3/15/2017	(a)	1,044
ATMOS ENERGY CORP	225	8.50%	3/15/2019	(a)	285
ATMOS ENERGY CORP	1,305	6.35%	6/15/2017	(a)	1,462
AUTOZONE INC	840	1.30%	1/13/2017	(a)	843
AVALONBAY COMMUNITIES IN	420	3.63%	10/1/2020	(a)	440
BAAT 2012-1 A4	920	1.03%	12/15/2016	(a)	923
BACM 2005-1 A5	442	5.27%	11/10/2042	(a)	444

BACM 2006-2 A4	1,585	5.73%	5/10/2045	(a)	1,658
BACM 2006-4 A4	955	5.63%	7/10/2046	(a)	1,003
BACM06-1 A4	1,730	5.37%	9/10/2045	(a)	1,781
BAIDU INC	1,200	2.75%	6/9/2019	(a)	1,199
BANK OF AMERICA CORP	115	6.50%	8/1/2016	(a)	127
BANK OF AMERICA CORP	465	1.50%	10/9/2015	(a)	468
BANK OF AMERICA CORP	700	1.25%	1/11/2016	(a)	705
BANK OF AMERICA CORP	1,485	1.70%	8/25/2017	(a)	1,494
BANK OF AMERICA NA	1,845	1.25%	2/14/2017	(a)	1,850
BANK OF MONTREAL	2,190	1.30%	7/14/2017	(a)	2,194
BANK OF NEW YORK MELLON	835	0.47%	3/4/2016	(a)	835
BANK OF NEW YORK MELLON	1,480	2.10%	8/1/2018	(a)	1,509
BANK OF NOVA SCOTIA	815	0.64%	3/15/2016	(a)	817
BANK OF NOVA SCOTIA	1,215	1.30%	7/21/2017	(a)	1,218
BANK OF NOVA SCOTIA	1,335	2.80%	7/21/2021	(a)	1,351
BANQUE FED CRED MUTUEL 144A	2,860	2.50%	10/29/2018	(a)	2,905
BANQUE FED CRED MUTUEL 144A	1,395	1.70%	1/20/2017	(a)	1,409
BARCLAYS BANK PLC	660	5.00%	9/22/2016	(a)	711
BARCLAYS BANK PLC	300	5.14%	10/14/2020	(a)	329
BARCLAYS PLC	735	2.75%	11/8/2019	(a)	735
BAT INTL FINANCE PLC 144A	395	1.40%	6/5/2015	(a)	397
BAXTER INTERNATIONAL INC	420	0.95%	6/1/2016	(a)	420
BAYER US FINANCE LLC 144A	1,245	1.50%	10/6/2017	(a)	1,248
BAYER US FINANCE LLC 144A	915	2.38%	10/8/2019	(a)	920
BB&T CORPORATION	1,170	2.05%	6/19/2018	(a)	1,177
BB&T CORPORATION	1,665	1.10%	6/15/2018	(a)	1,681
BB&T CORPORATION	1,060	1.05%	12/1/2016	(a)	1,059
BERKSHIRE HATHAWAY FIN	1,110	1.60%	5/15/2017	(a)	1,122
BERKSHIRE HATHAWAY INC	200	2.20%	8/15/2016	(a)	206
BG ENERGY CAPITAL PLC 144A	360	2.50%	12/9/2015	(a)	366
BG ENERGY CAPITAL PLC 144A	275	2.88%	10/15/2016	(a)	284
BK TOKYO-MITSUBISHI UFJ 144A	1,315	4.10%	9/9/2023	(a)	1,432
BK TOKYO-MITSUBISHI UFJ 144A	1,250	1.45%	9/8/2017	(a)	1,245
BMWOT 2014-A A4	1,250	1.50%	2/25/2021	(a)	1,246
BNP PARIBAS	1,215	2.70%	8/20/2018	(a)	1,253
BOSTON PROPERTIES LP	750	3.13%	9/1/2023	(a)	742
BPCE SA	2,005	2.50%	12/10/2018	(a)	2,036
BPCE SA 144A	980	5.15%	7/21/2024	(a)	1,034
BRITISH SKY BROADCASTING 144A	1,200	2.63%	9/16/2019	(a)	1,207
BRITISH TELECOM PLC	390	1.63%	6/28/2016	(a)	392
BRITISH TELECOM PLC	890	2.35%	2/14/2019	(a)	893
BSCMS 2005-PWR7 A3	692	5.12%	2/11/2041	(a)	695
BSCMS 2005-PWR8 A4	277	4.67%	6/11/2041	(a)	279
BSCMS 2006 PW12 A4	1,354	5.70%	9/11/2038	(a)	1,428
BSCMS 2006 PW13 A4	949	5.54%	9/11/2041	(a)	1,003
BSCMS 2006-PW14 A4	295	5.20%	12/11/2038	(a)	314
BSCMS 2006-T24 A4	918	5.54%	10/12/2041	(a)	973

BSCMS 2007-PW17 AAB	148	5.70%	6/11/2050	(a)	149
BSCMS 2007-T28 AAB	393	5.75%	9/11/2042	(a)	397
BURLINGTN NORTH SANTA FE	610	3.05%	9/1/2022	(a)	619
BURLINGTN NORTH SANTA FE	440	3.85%	9/1/2023	(a)	468
BURLINGTON NORTH SANTA FE	110	5.75%	3/15/2018	(a)	125
CABMT 2010-IA A 144A	305	1.61%	1/16/2018	(a)	305
CABMT 2014-1 A	425	0.51%	3/16/2020	(a)	425
CAMDEN PROPERTY TRUST	885	4.63%	6/15/2021	(a)	965
CANADA	340	0.88%	2/14/2017	(a)	341
CANADIAN IMPERIAL BANK	1,595	0.75%	7/18/2016	(a)	1,606
CANADIAN NATL RESOURCES	635	5.70%	5/15/2017	(a)	694
CAPITAL ONE BANK USA NA	385	1.15%	11/21/2016	(a)	384
CAPITAL ONE BANK USA NA	1,095	2.95%	7/23/2021	(a)	1,102
CAPITAL ONE FINANCIAL CO	610	2.15%	3/23/2015	(a)	615
CARMX 2011-2 A4	1,094	1.35%	2/15/2017	(a)	1,098
CARMX 2012-1 A4	510	1.25%	6/15/2017	(a)	512
CARMX 2012-2 A3	125	0.84%	3/15/2017	(a)	125
CARMX 2012-2 A4	190	1.16%	12/15/2017	(a)	191
CARMX 2012-3 A3	358	0.52%	7/17/2017	(a)	357
CARMX 2012-3 A4	785	0.79%	4/16/2018	(a)	783
CARMX 2013-1 A3	413	0.60%	10/16/2017	(a)	412
CARMX 2013-2 A3	675	0.64%	1/16/2018	(a)	675
CARMX 2013-3 A3	690	0.97%	4/16/2018	(a)	692
CARMX 2013-4 A3	815	0.80%	7/16/2018	(a)	814
CARMX 2014-3 A3	1,775	1.16%	6/17/2019	(a)	1,770
CARMX 2014-4 A3	260	1.25%	11/15/2019	(a)	260
CARMX 2014-4 A4	155	1.81%	7/15/2020	(a)	155
CATERPILLAR FIN SERV	210	5.50%	3/15/2016	(a)	225
CATERPILLAR FINANCIAL SE	1,925	1.35%	9/6/2016	(a)	1,950
CATERPILLAR FINANCIAL SE	840	2.75%	8/20/2021	(a)	855
CATHOLIC HEALTH INITIATI	670	2.95%	11/1/2022	(a)	661
CATHOLIC HEALTH INITIATI	90	1.60%	11/1/2017	(a)	90
CATHOLIC HEALTH INITIATI	755	2.60%	8/1/2018	(a)	778
CC HOLDINGS GS V LLC/CRO	760	2.38%	12/15/2017	(a)	767
CCCIT 2013-A3 A3	575	1.11%	7/23/2018	(a)	579
CCCIT 2013-A6 A6	280	1.32%	9/7/2018	(a)	283
CCCIT 2014-A2 A2	2,240	1.02%	2/22/2019	(a)	2,240
CCCIT 2014-A4 A4	1,645	1.23%	4/24/2019	(a)	1,647
CELGENE CORP	1,110	4.00%	8/15/2023	(a)	1,184
CGCMT 2013-GC15 A1	541	1.38%	9/10/2046	(a)	542
CGCMT 2014-GC19 A1	245	1.20%	3/10/2047	(a)	243
CGCMT 2014-GC21 A1	119	1.24%	5/10/2047	(a)	119
CGCMT 2014-GC25 A1	284	1.49%	10/10/2047	(a)	283
CHAIT 2013-A8 A8	2,710	1.01%	10/15/2018	(a)	2,711
CHAIT 2014-A1 A	1,305	1.15%	1/15/2019	(a)	1,305
CISCO SYSTEMS INC	855	1.10%	3/3/2017	(a)	860
CITIGROUP INC	1,735	2.50%	7/29/2019	(a)	1,753

CITIGROUP INC	1,400	1.55%	8/14/2017	(a)	1,405
CITIGROUP INC	860	1.85%	11/24/2017	(a)	861
CME GROUP INC	1,015	3.00%	9/15/2022	(a)	1,041
CNA FINANCIAL CORP	1,440	6.50%	8/15/2016	(a)	1,592
CNH 2011-B A4	1,298	1.29%	9/15/2017	(a)	1,301
CNH 2012-A A3	152	0.94%	5/15/2017	(a)	152
CNH 2012-A A4	1,700	1.38%	2/15/2018	(a)	1,711
CNH 2012-C A3	265	0.57%	12/15/2017	(a)	265
CNH 2013-A A3	346	0.69%	6/15/2018	(a)	346
CNH 2013-C A3	270	1.02%	8/15/2018	(a)	271
CNH 2014-C A3	690	1.05%	11/15/2019	(a)	687
CNH 2014-C A4	735	1.65%	9/15/2021	(a)	730
CNP 2005-A A4	393	5.17%	8/1/2019	(a)	421
COCA COLA CO	900	5.35%	11/15/2017	(a)	1,005
COCA COLA FEMSA SAB CV	495	4.63%	2/15/2020	(a)	551
COCA-COLA CO	410	4.88%	3/15/2019	(a)	466
COMM 2006-C8 A4	1,814	5.31%	12/10/2046	(a)	1,930
COMM 2012-CR3 A3	540	2.82%	10/15/2045	(a)	542
COMM 2012-LC4 A1	48	1.16%	12/10/2044	(a)	48
COMM 2014-CR17 A1	87	1.28%	5/10/2047	(a)	87
COMM 2014-CR19 A1	636	1.42%	8/10/2047	(a)	634
COMM 2014-CR20 A1	698	1.32%	11/10/2047	(a)	694
COMM 2014-CR21 A1	156	1.49%	12/10/2047	(a)	157
COMM 2014-LC17 A1	287	1.38%	10/10/2047	(a)	287
COMM 2014-UBS4 A1	276	1.31%	8/10/2047	(a)	275
COMM 2014-UBS6 A1	705	1.45%	12/10/2047	(a)	703
COMMONWEALTH BANK AUST	1,990	1.90%	9/18/2017	(a)	2,020
COMMONWEALTH BK AUSTR NY	1,135	1.13%	3/13/2017	(a)	1,135
COMMONWEALTH EDISON	235	1.95%	9/1/2016	(a)	240
CONTINENTAL AIRLINES INC	149	4.75%	7/12/2022	(a)	163
CONTL AIRLINES 2012-1	1,422	4.15%	10/11/2025	(a)	1,474
COSTCO WHOLESALE CORP	810	0.65%	12/7/2015	(a)	812
CREDIT SUISSE NEW YORK	1,670	1.38%	5/26/2017	(a)	1,667
CREDIT SUISSE NEW YORK	340	2.30%	5/28/2019	(a)	340
CREDIT SUISSE NEW YORK	930	3.00%	10/29/2021	(a)	928
CROWN CASTLE TOWERS LLC 144A	1,344	6.11%	1/15/2040	(a)	1,539
CSMC 2006 C4 A3	742	5.47%	9/15/2039	(a)	784
DAIMLER FINANCE NA LLC 144A	1,115	1.09%	8/1/2018	(a)	1,127
DAIMLER FINANCE NA LLC 144A	1,480	2.88%	3/10/2021	(a)	1,503
DAIMLER FINANCE NA LLC 144A	1,915	1.13%	3/10/2017	(a)	1,911
DANAHER CORP	490	5.40%	3/1/2019	(a)	561
DBUBS 2011-LC3A A1	106	2.24%	8/10/2044	(a)	107
DBUBS 2011-LC3A A2	970	3.64%	8/10/2044	(a)	1,004
DCENT 2014-A3 A3	1,505	1.22%	10/15/2019	(a)	1,504
DCENT 2014-A5 A	2,385	1.39%	4/15/2020	(a)	2,382
DCP MIDSTREAM OPERATING	1,360	2.50%	12/1/2017	(a)	1,362
DCP MIDSTREAM OPERATING	40	2.70%	4/1/2019	(a)	39

DDR CORP	960	3.50%	1/15/2021	(a)	983
DELTA AIR LINES	237	7.75%	6/17/2021	(a)	275
DELTA AIR LINES	458	4.95%	5/23/2019	(a)	492
DELTA AIR LINES 2011-1	218	5.30%	10/15/2020	(a)	239
DESF 2001 1 A6	730	6.62%	3/1/2016	(a)	754
DIAMOND OFFSHORE DRILL	65	4.88%	7/1/2015	(a)	68
DIAMOND OFFSHORE DRILL	520	5.88%	5/1/2019	(a)	572
DIRECTV HLDG/FIN INC	970	3.50%	3/1/2016	(a)	1,008
DIRECTV HOLDINGS LLC	1,080	3.55%	3/15/2015	(a)	1,098
DIRECTV HOLDINGS/FING	515	1.75%	1/15/2018	(a)	516
DNB BANK ASA 144A	3,350	3.20%	4/3/2017	(a)	3,499
DOW CHEMICAL CO	895	4.25%	11/15/2020	(a)	961
DROCK 2013-1 A	1,225	0.50%	7/16/2018	(a)	1,226
EASTMAN CHEMICAL CO	525	2.40%	6/1/2017	(a)	535
EATON VANCE CORP	790	3.63%	6/15/2023	(a)	809
ELL 2011-A A1	763	2.04%	9/1/2023	(a)	768
EMERSON ELECTRIC CO	645	5.38%	10/15/2017	(a)	718
ENBRIDGE ENERGY PARTNERS	315	5.20%	3/15/2020	(a)	348
ENBRIDGE ENERGY PARTNERS	805	4.20%	9/15/2021	(a)	851
ENERGY TRANSFER PARTNERS	1,350	3.60%	2/1/2023	(a)	1,341
ENLINK MIDSTREAM PARTNER	415	2.70%	4/1/2019	(a)	411
ENSCO PLC	1,775	3.25%	3/15/2016	(a)	1,827
ENSCO PLC	1,100	4.70%	3/15/2021	(a)	1,120
ENTERPRISE PRODUCTS OPER	1,185	1.25%	8/13/2015	(a)	1,194
ENTERPRISE PRODUCTS OPER	1,495	3.90%	2/15/2024	(a)	1,538
ENTERPRISE PRODUCTS OPER	305	2.55%	10/15/2019	(a)	304
EOG RESOURCES INC	960	5.88%	9/15/2017	(a)	1,081
EOG RESOURCES INC	920	4.10%	2/1/2021	(a)	999
ERAC USA FINANCE COMPANY 144A	325	5.60%	5/1/2015	(a)	333
ERAC USA FINANCE COMPANY 144A	505	6.38%	10/15/2017	(a)	574
ERAC USA FINANCE COMPANY 144A	305	2.75%	3/15/2017	(a)	316
ERAC USA FINANCE LLC 144A	640	1.40%	4/15/2016	(a)	644
ERAC USA FINANCE LLC 144A	110	2.80%	11/1/2018	(a)	113
ESSEX PORTFOLIO LP	865	3.25%	5/1/2023	(a)	847
EXPERIAN FINANCE PLC 144A	420	2.38%	6/15/2017	(a)	423
EXPRESS SCRIPTS HOLDING	125	2.10%	2/12/2015	(a)	126
EXPRESS SCRIPTS INC	1,150	3.13%	5/15/2016	(a)	1,185
FANNIE MAE	770	1.13%	4/27/2017	(a)	776
FANNIE MAE	2,940	0.50%	5/27/2015	(a)	2,945
FANNIE MAE	1,270	0.50%	7/2/2015	(a)	1,274
FANNIE MAE	3,450	0.88%	10/26/2017	(a)	3,427
FANNIE MAE	4,520	0.63%	8/26/2016	(a)	4,530
FANNIE MAE	10,920	0.38%	7/5/2016	(a)	10,913
FANNIE MAE	1,680	1.88%	2/19/2019	(a)	1,717
FANNIE MAE	1,875	2.63%	9/6/2024	(a)	1,914
FEDERAL HOME LOAN BANK	825	5.00%	11/17/2017	(a)	922
FEDERAL HOME LOAN BANK	6,705	1.00%	6/21/2017	(a)	6,715

FEDERAL HOME LOAN BANK	19,095	0.63%	12/28/2016	(a)	19,053
FHL ARM	17	2.29%	9/1/2032	(a)	18
FHL-15YR GOLD	46	4.50%	1/1/2019	(a)	49
FHLMC 15YR GIANT	79	6.00%	8/1/2022	(a)	87
FHLMC 15YR GOLD	23	5.00%	10/1/2018	(a)	24
FHLMC 15YR GOLD	59	4.50%	4/1/2019	(a)	63
FHLMC 15YR GOLD	155	6.00%	3/1/2019	(a)	162
FHLMC 15YR GOLD	2	5.50%	11/1/2018	(a)	2
FHLMC 15YR GOLD	1	5.50%	3/1/2018	(a)	1
FHLMC 15YR GOLD	31	5.50%	7/1/2020	(a)	33
FHLMC 15YR GOLD	53	5.50%	9/1/2020	(a)	56
FHLMC 15YR GOLD	7	5.50%	8/1/2020	(a)	7
FHLMC 15YR GOLD	155	5.50%	8/1/2020	(a)	166
FHLMC 15YR GOLD	5	6.00%	8/1/2021	(a)	6
FHLMC 15YR GOLD	47	5.00%	10/1/2022	(a)	51
FHLMC 15YR GOLD	208	5.00%	12/1/2023	(a)	227
FHLMC 15YR GOLD	114	4.50%	8/1/2025	(a)	124
FHLMC 15YR GOLD	407	4.00%	5/1/2026	(a)	437
FHLMC 15YR GOLD	21	5.00%	7/1/2025	(a)	22
FHLMC 15YR GOLD	191	4.50%	7/1/2026	(a)	206
FHLMC ARM	45	2.48%	11/1/2035	(a)	48
FHLMC ARM	24	2.23%	7/1/2035	(a)	26
FHLMC ARM	118	2.28%	3/1/2036	(a)	127
FHLMC ARM	7	6.42%	8/1/2036	(a)	7
FHLMC ARM	4	6.11%	10/1/2036	(a)	4
FHLMC ARM	105	5.87%	12/1/2036	(a)	111
FHLMC ARM	59	6.06%	11/1/2036	(a)	62
FHLMC ARM	274	2.42%	2/1/2037	(a)	294
FHLMC ARM	66	2.36%	2/1/2037	(a)	70
FHLMC ARM	162	2.76%	2/1/2037	(a)	176
FHLMC ARM	157	2.43%	1/1/2037	(a)	169
FHLMC ARM	1,043	2.24%	10/1/2036	(a)	1,115
FHLMC ARM	233	2.34%	10/1/2037	(a)	251
FHLMC ARM	91	2.13%	7/1/2038	(a)	97
FHLMC GOLD	3	7.00%	6/1/2032	(a)	3
FHLMC GOLD	9	7.00%	6/1/2032	(a)	10
FHLMC GOLD	49	6.00%	5/1/2017	(a)	51
FHLMC GOLD	27	5.00%	11/1/2018	(a)	29
FHLMC GOLD	47	6.00%	10/1/2032	(a)	54
FHLMC GOLD	66	5.00%	11/1/2033	(a)	74
FHLMC GOLD	38	5.00%	11/1/2033	(a)	43
FHLMC GOLD	7	5.00%	9/1/2033	(a)	8
FHLMC GOLD	55	6.00%	8/1/2038	(a)	63
FHLMC GOLD	419	5.00%	6/1/2040	(a)	470
FHLMC GOLD	112	5.50%	6/1/2040	(a)	126
FHLMC GOLD	768	5.50%	12/1/2039	(a)	863
FHLMC GOLD	491	5.50%	2/1/2040	(a)	551

FHLMC GOLD	273	5.50%	1/1/2040	(a)	307
FHLMC GOLD	174	6.00%	12/1/2036	(a)	197
FHLMC_ARM	15	2.35%	1/1/2036	(a)	15
FHMS 5502 A2	2,395	1.43%	8/25/2017	(a)	2,411
FHMS K502 A1	211	0.73%	12/25/2016	(a)	211
FHR 3153 UG	94	0.61%	5/15/2036	(a)	95
FHR 3913 FA	491	0.66%	8/15/2041	(a)	495
FHR 4077 MF	1,160	0.66%	7/15/2042	(a)	1,171
FIFTH THIRD BANCORP	480	4.30%	1/16/2024	(a)	511
FIFTH THIRD BANCORP	870	2.30%	3/1/2019	(a)	877
FIFTH THIRD BANCORP	675	1.35%	6/1/2017	(a)	673
FISERV INC	1,785	3.13%	6/15/2016	(a)	1,836
FISERV INC	635	3.50%	10/1/2022	(a)	647
FISERV INC	340	6.80%	11/20/2017	(a)	388
FLORIDA GAS TRANSMISSION 144A	1,735	4.00%	7/15/2015	(a)	1,791
FLORIDA GAS TRANSMISSION 144A	1,055	3.88%	7/15/2022	(a)	1,088
FNMA 15YR	30	6.50%	5/1/2017	(a)	31
FNMA 15YR	18	5.50%	7/1/2019	(a)	19
FNMA 15YR	9	5.50%	3/1/2017	(a)	9
FNMA 15YR	50	5.00%	11/1/2018	(a)	53
FNMA 15YR	28	4.50%	12/1/2020	(a)	30
FNMA 15YR	49	5.00%	5/1/2019	(a)	52
FNMA 15YR	47	6.00%	3/1/2021	(a)	51
FNMA 15YR	264	5.00%	10/1/2021	(a)	286
FNMA 15YR	7	6.00%	1/1/2022	(a)	7
FNMA 15YR	8	5.50%	2/1/2021	(a)	8
FNMA 15YR	15	5.50%	5/1/2021	(a)	16
FNMA 15YR	137	5.50%	3/1/2021	(a)	146
FNMA 15YR	149	5.50%	5/1/2022	(a)	164
FNMA 15YR	161	5.50%	4/1/2022	(a)	177
FNMA 15YR	23	5.50%	9/1/2021	(a)	25
FNMA 15YR	17	5.50%	9/1/2021	(a)	19
FNMA 15YR	13	5.50%	9/1/2021	(a)	14
FNMA 15YR	27	5.50%	8/1/2021	(a)	30
FNMA 15YR	4	6.00%	8/1/2022	(a)	4
FNMA 15YR	46	6.00%	5/1/2021	(a)	50
FNMA 15YR	72	5.50%	3/1/2021	(a)	79
FNMA 15YR	75	4.50%	7/1/2020	(a)	79
FNMA 15YR	595	5.50%	2/1/2023	(a)	657
FNMA 15YR	184	5.00%	6/1/2023	(a)	200
FNMA 15YR	85	5.00%	5/1/2023	(a)	92
FNMA 15YR	11	5.00%	6/1/2023	(a)	12
FNMA 15YR	300	5.50%	6/1/2023	(a)	330
FNMA 15YR	209	6.00%	3/1/2023	(a)	230
FNMA 15YR	68	5.50%	5/1/2023	(a)	73
FNMA 15YR	50	5.00%	5/1/2021	(a)	54
FNMA 15YR	3	5.00%	4/1/2023	(a)	4

FNMA 15YR	37	5.00%	1/1/2023	(a)	39
FNMA 15YR	102	5.00%	5/1/2023	(a)	110
FNMA 15YR	78	5.50%	11/1/2023	(a)	86
FNMA 15YR	45	5.50%	2/1/2023	(a)	50
FNMA 15YR	968	5.00%	1/1/2024	(a)	1,049
FNMA 15YR	136	5.50%	12/1/2023	(a)	150
FNMA 15YR	14	5.00%	2/1/2022	(a)	15
FNMA 15YR	294	5.00%	3/1/2023	(a)	320
FNMA 15YR	166	6.00%	2/1/2023	(a)	185
FNMA 15YR	70	5.00%	12/1/2019	(a)	75
FNMA 15YR	1,213	5.00%	12/1/2020	(a)	1,313
FNMA 15YR	255	5.00%	9/1/2022	(a)	276
FNMA 15YR	80	4.50%	10/1/2024	(a)	87
FNMA 15YR	125	5.00%	12/1/2020	(a)	136
FNMA 15YR	200	4.50%	9/1/2024	(a)	217
FNMA 15YR	85	4.50%	12/1/2024	(a)	92
FNMA 15YR	68	4.50%	11/1/2024	(a)	74
FNMA 15YR	22	5.00%	5/1/2023	(a)	24
FNMA 15YR	672	4.50%	11/1/2024	(a)	728
FNMA 15YR	50	5.50%	5/1/2022	(a)	55
FNMA 15YR	28	4.50%	9/1/2025	(a)	30
FNMA 15YR	43	3.50%	1/1/2026	(a)	45
FNMA 15YR	756	4.50%	8/1/2025	(a)	820
FNMA 15YR	241	3.50%	8/1/2025	(a)	256
FNMA 15YR	270	5.00%	6/1/2026	(a)	295
FNMA 15YR	91	4.00%	9/1/2026	(a)	97
FNMA 15YR	56	5.00%	9/1/2025	(a)	62
FNMA 15YR	287	3.50%	1/1/2027	(a)	304
FNMA 15YR	622	3.50%	1/1/2027	(a)	660
FNMA 15YR	259	3.50%	12/1/2026	(a)	275
FNMA 15YR	2	4.00%	7/1/2025	(a)	2
FNMA 15YR	285	4.50%	10/1/2026	(a)	309
FNMA 15YR	65	4.00%	5/1/2025	(a)	69
FNMA 15YR	1,703	4.00%	11/1/2027	(a)	1,825
FNMA 15YR	394	3.50%	12/1/2025	(a)	417
FNMA 15YR	312	4.00%	11/1/2025	(a)	334
FNMA 15YR	527	4.00%	10/1/2026	(a)	567
FNMA 15YR	574	4.00%	1/1/2026	(a)	616
FNMA 15YR	439	4.00%	1/1/2026	(a)	471
FNMA 15YR	2,179	4.50%	4/1/2026	(a)	2,362
FNMA 15YR	113	4.50%	4/1/2026	(a)	123
FNMA 15YR	386	4.50%	7/1/2026	(a)	418
FNMA 15YR	59	3.50%	12/1/2026	(a)	63
FNMA 15YR	399	4.50%	1/1/2027	(a)	433
FNMA 15YR	18	3.50%	3/1/2026	(a)	19
FNMA 15YR	125	3.50%	3/1/2026	(a)	133
FNMA 15YR	27	4.50%	6/1/2019	(a)	29

FNMA 15YR	51	3.50%	2/1/2027	(a)	54
FNMA 15YR	598	3.50%	3/1/2028	(a)	637
FNMA 15YR	1,111	3.50%	11/1/2026	(a)	1,182
FNMA 30 YR	1	6.00%	8/1/2028	(a)	1
FNMA 30 YR	5	7.00%	8/1/2029	(a)	5
FNMA 30 YR	102	5.00%	5/1/2033	(a)	113
FNMA 30 YR	287	5.00%	3/1/2034	(a)	319
FNMA 30 YR	26	6.00%	8/1/2034	(a)	30
FNMA 30 YR	37	5.50%	12/1/2034	(a)	42
FNMA 30 YR	245	6.00%	2/1/2034	(a)	281
FNMA 30 YR	23	5.50%	1/1/2036	(a)	26
FNMA 30 YR	77	6.50%	9/1/2036	(a)	88
FNMA 30 YR	906	5.50%	5/1/2035	(a)	1,022
FNMA 30 YR	113	5.50%	4/1/2036	(a)	127
FNMA 30 YR	137	5.00%	11/1/2033	(a)	152
FNMA 30 YR	4	5.50%	5/1/2036	(a)	5
FNMA 30 YR	960	5.50%	12/1/2035	(a)	1,094
FNMA 30 YR	68	6.50%	11/1/2037	(a)	77
FNMA 30 YR	22	6.50%	7/1/2036	(a)	26
FNMA 30 YR	33	6.50%	11/1/2037	(a)	40
FNMA 30 YR	14	6.50%	11/1/2037	(a)	16
FNMA 30 YR	15	6.50%	10/1/2037	(a)	17
FNMA 30 YR	55	6.50%	8/1/2037	(a)	63
FNMA 30 YR	6	6.00%	12/1/2035	(a)	7
FNMA 30 YR	977	6.00%	1/1/2036	(a)	1,120
FNMA 30 YR	95	2.35%	8/1/2038	(a)	100
FNMA 30 YR	416	5.00%	7/1/2035	(a)	466
FNMA 30 YR	1,769	5.50%	6/1/2038	(a)	1,984
FNMA 30 YR	32	5.50%	3/1/2036	(a)	36
FNMA 30 YR	486	5.00%	4/1/2040	(a)	539
FNMA 30 YR	294	5.50%	8/1/2037	(a)	331
FNMA 30 YR	829	5.50%	6/1/2040	(a)	933
FNMA 30 YR	36	5.50%	4/1/2035	(a)	40
FNMA 30 YR	10	5.50%	8/1/2037	(a)	12
FNMA 30 YR	22	5.50%	8/1/2037	(a)	25
FNMA 30 YR	85	5.00%	8/1/2040	(a)	94
FNMA 30 YR	193	5.50%	1/1/2036	(a)	217
FNMA 30 YR	1,271	4.50%	2/1/2041	(a)	1,386
FNMA 30 YR	296	5.50%	11/1/2039	(a)	333
FNMA 30 YR	846	5.50%	6/1/2039	(a)	949
FNMA 30 YR	213	5.50%	1/1/2038	(a)	239
FNMA 30 YR	702	5.50%	12/1/2039	(a)	788
FNMA 30 YR	151	4.50%	4/1/2041	(a)	164
FNMA 30 YR	593	5.50%	1/1/2040	(a)	665
FNMA 30 YR	482	5.50%	7/1/2040	(a)	541
FNMA 30 YR	302	4.00%	2/1/2041	(a)	324
FNMA 30 YR	327	5.00%	7/1/2041	(a)	363

FNMA 30 YR	2,078	5.00%	6/1/2041	(a)	2,314
FNMA 30 YR	535	5.00%	2/1/2034	(a)	595
FNMA 30 YR	12	6.00%	3/1/2037	(a)	14
FNMA 30 YR	622	5.50%	9/1/2038	(a)	701
FNMA 30 YR	66	5.50%	8/1/2037	(a)	74
FNMA 30 YR	2	6.00%	4/1/2036	(a)	3
FNMA 30 YR	4	6.00%	6/1/2036	(a)	4
FNMA 30 YR	139	6.00%	10/1/2038	(a)	159
FNMA 30 YR	169	6.00%	2/1/2037	(a)	192
FNMA 30 YR	229	5.00%	7/1/2035	(a)	255
FNMA 30 YR	393	6.00%	3/1/2037	(a)	450
FNMA 30 YR	226	5.50%	8/1/2037	(a)	254
FNMA 30 YR	338	6.00%	9/1/2039	(a)	385
FNMA 30 YR	146	5.50%	5/1/2039	(a)	163
FNMA 30 YR	3	5.50%	12/1/2038	(a)	3
FNMA 30 YR	254	4.00%	1/1/2041	(a)	272
FNMA 30 YR	1,099	4.00%	10/1/2041	(a)	1,178
FNMA 30 YR	412	5.50%	6/1/2038	(a)	462
FNMA 30 YR	788	4.00%	3/1/2041	(a)	845
FNMA 30 YR	316	5.50%	1/1/2037	(a)	355
FNMA 30 YR	364	4.00%	12/1/2040	(a)	390
FNMA 30YR	120	6.50%	7/1/2032	(a)	140
FNMA ARM	395	2.65%	12/1/2036	(a)	424
FNMA ARM	37	2.40%	12/1/2035	(a)	40
FNMA ARM	36	2.45%	12/1/2035	(a)	38
FNMA ARM	18	1.86%	12/1/2035	(a)	19
FNMA ARM	90	2.13%	12/1/2035	(a)	96
FNMA ARM	74	2.19%	11/1/2035	(a)	79
FNMA ARM	149	2.20%	8/1/2036	(a)	160
FNMA ARM	432	2.14%	7/1/2036	(a)	465
FNMA ARM	13	6.06%	9/1/2036	(a)	13
FNMA ARM	156	2.13%	9/1/2037	(a)	168
FNMA ARM	27	2.41%	1/1/2037	(a)	29
FNMA ARM	299	2.16%	9/1/2037	(a)	321
FNMA ARM	430	1.95%	6/1/2037	(a)	460
FNMA ARM	815	2.08%	12/1/2037	(a)	868
FNMA MEGA	673	5.50%	12/1/2021	(a)	742
FNR 2005-69 AD	149	5.00%	8/25/2035	(a)	159
FNR 2012-79 FM	901	0.62%	7/25/2042	(a)	904
FORD MOTOR CREDIT CO LLC	765	6.63%	8/15/2017	(a)	872
FORD MOTOR CREDIT CO LLC	1,160	3.00%	6/12/2017	(a)	1,192
FORD MOTOR CREDIT CO LLC	575	1.70%	5/9/2016	(a)	579
FORD MOTOR CREDIT CO LLC	1,270	1.68%	9/8/2017	(a)	1,268
FORDF 2010-3 A1 144A	1,205	4.20%	2/15/2017	(a)	1,212
FORDF 2012-2 A	625	1.92%	1/15/2019	(a)	633
FORDF 2014-1 A1	890	1.20%	2/15/2019	(a)	888
FORDL 2012-B A4	1,101	0.71%	10/15/2015	(a)	1,102

FORDL 2013-A A4	875	0.78%	4/15/2016	(a)	876
FORDL 2013-B A3	515	0.76%	9/15/2016	(a)	515
FORDL 2013-B A4	415	0.96%	10/15/2016	(a)	416
FORDL 2014-A A4	1,105	0.90%	6/15/2017	(a)	1,103
FORDL 2014-B A4	430	1.10%	11/15/2017	(a)	431
FORDO 2013-C A3	200	0.82%	12/15/2017	(a)	200
FORDO 2013-D A3	185	0.67%	4/15/2018	(a)	185
FORDO 2014-B A4	215	1.42%	8/15/2019	(a)	215
FORDO 2014-C A3	480	1.06%	5/15/2019	(a)	479
FPL 2007 A A3	869	5.13%	8/1/2017	(a)	897
FREDDIE MAC	3,890	4.88%	6/13/2018	(a)	4,358
FREDDIE MAC	4,885	3.75%	3/27/2019	(a)	5,364
FREDDIE MAC	4,045	2.50%	5/27/2016	(a)	4,170
FREDDIE MAC	3,810	0.50%	4/17/2015	(a)	3,818
FREDDIE MAC	3,665	1.75%	5/30/2019	(a)	3,691
FREDDIE MAC	4,000	1.00%	7/28/2017	(a)	4,015
FREDDIE MAC	3,725	1.25%	8/1/2019	(a)	3,676
FREDDIE MAC	23,065	0.88%	10/14/2016	(a)	23,201
FREDDIE MAC	8,680	0.88%	2/22/2017	(a)	8,722
GATX CORP	360	3.50%	7/15/2016	(a)	377
GATX CORP	650	4.85%	6/1/2021	(a)	720
GATX CORP	295	2.38%	7/30/2018	(a)	300
GATX CORP	480	2.50%	3/15/2019	(a)	482
GATX CORP	705	1.25%	3/4/2017	(a)	702
GATX CORP	170	2.50%	7/30/2019	(a)	171
GCCFC 2007-GG9 AAB	164	5.44%	3/10/2039	(a)	168
GEDFT 2013-1 A	1,790	0.57%	4/20/2018	(a)	1,788
GEDFT 2014-2 A	1,740	0.62%	10/20/2019	(a)	1,741
GEEMT 2012-1 A4	300	0.78%	9/22/2020	(a)	300
GEET 2014-1 A3	255	0.97%	4/23/2018	(a)	255
GEMNT 2010-2 A	1,160	4.47%	3/15/2020	(a)	1,235
GEMNT 2011-2 A	1,360	0.64%	5/15/2019	(a)	1,363
GEMNT 2012-1 A	640	1.03%	1/15/2018	(a)	640
GEMNT 2012-2 A	1,820	2.22%	1/15/2022	(a)	1,821
GENERAL ELEC CAP CORP	1,485	5.30%	2/11/2021	(a)	1,725
GENERAL ELEC CAP CORP	535	2.38%	6/30/2015	(a)	540
GENERAL ELEC CAP CORP	1,525	1.63%	4/2/2018	(a)	1,534
GENERAL ELEC CAP CORP	3,500	0.95%	4/2/2018	(a)	3,541
GENERAL ELECTRIC CO	1,820	0.85%	10/9/2015	(a)	1,829
GENERAL MILLS INC	200	5.20%	3/17/2015	(a)	205
GEORGE WASHINGTON UNIVER	980	3.49%	9/15/2022	(a)	1,024
GEORGIA POWER COMPANY	860	0.56%	3/15/2016	(a)	860
GEORGIA POWER COMPANY	2,180	0.63%	8/15/2016	(a)	2,180
GILEAD SCIENCES INC	330	2.35%	2/1/2020	(a)	333
GILEAD SCIENCES INC	390	3.50%	2/1/2025	(a)	402
GNMA 30 YR	2	6.50%	7/15/2028	(a)	2
GNMA 30 YR	2	6.50%	2/15/2028	(a)	2

GNMA 30 YR	7	6.50%	7/15/2028	(a)	8
GNMA 30 YR	4	6.50%	7/15/2028	(a)	4
GNMA 30 YR	11	6.50%	7/15/2028	(a)	12
GNMA 30 YR	14	6.50%	7/15/2028	(a)	16
GNMA 30 YR	8	6.50%	7/15/2028	(a)	9
GNMA 30 YR	—	7.50%	11/15/2025	(a)	—
GNMA 30 YR	5	8.00%	7/15/2025	(a)	5
GNMA 30 YR	5	8.00%	6/15/2025	(a)	6
GNMA 30 YR	—	7.50%	8/15/2025	(a)	—
GNMA 30 YR	6	7.50%	8/15/2025	(a)	7
GNMA 30 YR	2	7.50%	10/15/2025	(a)	3
GNMA 30 YR	5	7.50%	8/15/2025	(a)	5
GNMA 30 YR	4	7.50%	11/15/2025	(a)	4
GNMA 30 YR	3	7.50%	10/15/2025	(a)	3
GNMA 30 YR	40	7.00%	11/15/2028	(a)	47
GNMA 30 YR	22	6.50%	1/15/2029	(a)	26
GNMA 30 YR	6	7.50%	6/15/2032	(a)	7
GNMA 30 YR	4	7.50%	10/15/2031	(a)	4
GNMA 30 YR	135	3.50%	1/15/2042	(a)	143
GNMA 30 YR PLAT	22	7.50%	3/15/2032	(a)	27
GNMA 30 YR PLAT	398	6.00%	7/15/2036	(a)	463
GNMA II	659	3.50%	11/20/2044	(a)	694
GNMA II 15 YR	1,191	3.50%	3/20/2026	(a)	1,273
GNMA II 30 YR	251	5.00%	1/20/2035	(a)	280
GNMA II 30 YR	183	5.00%	5/20/2035	(a)	204
GNMA II 30 YR	68	5.00%	1/20/2036	(a)	76
GNMA II 30 YR	469	3.00%	10/20/2044	(a)	488
GNMA II 30 YR	2,040	3.00%	11/20/2044	(a)	2,125
GNMA ll 30 YR	561	5.00%	12/20/2034	(a)	626
GNMA ll 30 YR	87	5.00%	12/20/2035	(a)	97
GNMA ll 30 YR	760	5.00%	10/20/2035	(a)	844
GNMA ll 30 YR	93	5.00%	5/20/2036	(a)	103
GNMA ll 30 YR	32	5.00%	10/20/2039	(a)	36
GNMA ll 30 YR	383	4.50%	11/20/2040	(a)	423
GNMA ll 30 YR	3,745	5.00%	11/20/2039	(a)	4,195
GNMA ll 30 YR	158	5.00%	2/20/2040	(a)	177
GNMA ll 30 YR	1,760	5.00%	3/20/2041	(a)	1,971
GNMA ll 30 YR	828	3.50%	3/20/2043	(a)	874
GNR 2004-47 QV	836	6.00%	9/16/2020	(a)	871
GNR 2012-32 FP	567	0.56%	3/16/2042	(a)	571
GOLDCORP INC	1,515	2.13%	3/15/2018	(a)	1,513
GOLDCORP INC	650	3.63%	6/9/2021	(a)	652
GOLDMAN SACHS GROUP INC	2,643	6.25%	9/1/2017	(a)	2,992
GOLDMAN SACHS GROUP INC	495	6.15%	4/1/2018	(a)	563
GOLDMAN SACHS GROUP INC	200	3.70%	8/1/2015	(a)	206
GOLDMAN SACHS GROUP INC	379	1.60%	11/23/2015	(a)	382
GOLDMAN SACHS GROUP INC	915	4.00%	3/3/2024	(a)	960

GOLDMAN SACHS GROUP INC	850	2.55%	10/23/2019	(a)	849
GOVT NATL MORTG ASSN	4	9.00%	7/15/2024	(a)	4
GOVT NATL MORTG ASSN	2	9.00%	11/15/2024	(a)	3
GOVT NATL MORTG ASSN	—	9.00%	1/15/2025	(a)	—
GOVT NATL MORTG ASSN	2	9.00%	2/15/2025	(a)	3
GOVT NATL MORTG ASSN	1	9.00%	3/15/2025	(a)	1
GOVT NATL MORTG ASSN	8	9.50%	2/15/2019	(a)	8
GOVT NATL MORTG ASSN	1	9.50%	4/15/2020	(a)	1
GOVT NATL MORTG ASSN	2	9.50%	9/15/2020	(a)	2
GOVT NATL MORTG ASSN	7	9.00%	12/15/2022	(a)	8
GOVT NATL MTG ASSN	—	9.50%	10/15/2020	(a)	—
GOVT NATL MTG ASSN	2	9.50%	9/15/2020	(a)	2
GOVT NATL MTG ASSN 1	—	9.50%	10/15/2020	(a)	—
GOVT NATL MTG ASSN I	1	8.50%	12/15/2024	(a)	1
GOVT NATL MTG ASSN I	7	8.50%	10/15/2024	(a)	7
GOVT NATL MTG ASSN I	5	8.00%	7/15/2025	(a)	5
GOVT NATL MTG ASSN I	—	9.50%	9/15/2020	(a)	—
GOVT NATL MTG ASSN II	6	8.50%	10/20/2026	(a)	7
GOVT NATL MTG ASSN II	2	8.50%	8/20/2026	(a)	3
GOVT NATL MTG ASSN II 002038M	—	8.50%	7/20/2025	(a)	—
GRAIN SPECTRUM FUNDING 144A	1,660	4.00%	10/10/2018	(a)	1,715
GSMS 2012-GC6 A2	1,100	2.54%	1/10/2045	(a)	1,124
GSMS 2014-GC20 A1	862	1.34%	4/10/2047	(a)	860
GTP ACQUISITION PARTNERS 144A	1,530	4.35%	6/15/2041	(a)	1,561
GULF SOUTH PIPELINE	230	4.00%	6/15/2022	(a)	227
HARLEY DAVIDSON FINL SER 144A	410	1.15%	9/15/2015	(a)	412
HARLEY DAVIDSON FINL SERV 144A	1,355	3.88%	3/15/2016	(a)	1,416
HAROT 2011-3 A4	609	1.17%	12/21/2017	(a)	609
HAROT 2013-2 A4	250	0.66%	6/17/2019	(a)	249
HAROT 2013-3 A4	300	1.13%	9/16/2019	(a)	301
HAROT 2013-4 A3	1,230	0.69%	9/18/2017	(a)	1,229
HAROT 2013-4 A4	160	1.04%	2/18/2020	(a)	160
HAROT 2014-4 A3	510	0.99%	9/17/2018	(a)	509
HART 2012-C A4	620	0.73%	6/15/2018	(a)	620
HART 2013-A A4	645	0.75%	9/17/2018	(a)	644
HART 2013-C A3	490	1.01%	2/15/2018	(a)	492
HART 2014-A A3	885	0.79%	7/16/2018	(a)	884
HEINEKEN NV 144A	1,125	1.40%	10/1/2017	(a)	1,121
HERSHEY CO	1,145	4.13%	12/1/2020	(a)	1,245
HOWARD HUGHES MEDICAL IN	355	3.50%	9/1/2023	(a)	376
HSBC BANK PLC 144A	230	3.10%	5/24/2016	(a)	238
HSBC HOLDINGS PLC	1,105	5.10%	4/5/2021	(a)	1,260
HSBC HOLDINGS PLC	920	2.38%	2/13/2015	(a)	930
HSBC USA INC	900	1.63%	1/16/2018	(a)	902
HSBC USA INC	160	2.38%	11/13/2019	(a)	160
HUMANA INC	1,270	2.63%	10/1/2019	(a)	1,279
HUNT 2012-1 A4	680	1.18%	6/15/2017	(a)	683

HUNT 2012-2 A4	485	0.68%	1/16/2018	(a)	484
HYATT HOTELS CORP	335	3.38%	7/15/2023	(a)	335
HYUNDAI CAPITAL AMERICA 144A	2,325	3.75%	4/6/2016	(a)	2,412
HYUNDAI CAPITAL AMERICA 144A	1,380	1.63%	10/2/2015	(a)	1,392
HYUNDAI CAPITAL AMERICA 144A	620	2.88%	8/9/2018	(a)	640
HYUNDAI CAPITAL AMERICA 144A	395	1.45%	2/6/2017	(a)	396
INTERCONTINENTALEXCHANGE	795	2.50%	10/15/2018	(a)	814
INVESCO FINANCE PLC	795	3.13%	11/30/2022	(a)	790
INVESCO FINANCE PLC	675	4.00%	1/30/2024	(a)	719
JB HUNT TRANSPRT SVCS	440	2.40%	3/15/2019	(a)	443
JCPL 2002-A A4	870	6.16%	6/5/2019	(a)	932
JDOT 2012-A A3	56	0.75%	3/15/2016	(a)	56
JDOT 2012-A A4	325	0.99%	6/15/2018	(a)	326
JDOT 2013-A A3	1,667	0.60%	3/15/2017	(a)	1,670
JDOT 2014-A A3	3,380	0.92%	4/16/2018	(a)	3,380
JOHN DEERE CAPITAL CORP	1,545	1.55%	12/15/2017	(a)	1,554
JPMBB 2013-C12 A1	160	1.09%	7/15/2045	(a)	159
JPMBB 2014-C19 A1	101	1.27%	4/15/2047	(a)	101
JPMBB 2014-C21 A1	117	1.32%	8/15/2047	(a)	117
JPMBB 2014-C22 A1	320	1.45%	9/15/2047	(a)	320
JPMBB 2014-C23 A1	243	1.65%	9/15/2047	(a)	243
JPMBB 2014-C24 A1	333	1.54%	11/15/2047	(a)	333
JPMCC 2005 LDP5 A4	1,329	5.23%	12/15/2044	(a)	1,357
JPMCC 2005-LDP2 A3A	—	4.68%	7/15/2042	(a)	—
JPMCC 2006-CB14 A4	888	5.48%	12/12/2044	(a)	912
JPMCC 2006-LDP7 A4	2,070	5.88%	4/15/2045	(a)	2,171
JPMCC 2007-LD12 A4	400	5.88%	2/15/2051	(a)	435
JPMCC 2012-C6 A1	24	1.03%	5/15/2045	(a)	24
JPMCC 2012-C8 A3	795	2.83%	10/15/2045	(a)	795
JPMORGAN CHASE & CO	550	6.30%	4/23/2019	(a)	646
JPMORGAN CHASE & CO	1,000	4.50%	1/24/2022	(a)	1,110
JPMORGAN CHASE & CO	1,540	2.00%	8/15/2017	(a)	1,568
JPMORGAN CHASE & CO	1,965	0.85%	2/26/2016	(a)	1,969
JPMORGAN CHASE & CO	600	3.38%	5/1/2023	(a)	596
JPMORGAN CHASE & CO	435	1.63%	5/15/2018	(a)	431
KAISER FOUNDATION HOSPIT	795	3.50%	4/1/2022	(a)	824
KENTUCKY UTILITIES	255	1.63%	11/1/2015	(a)	258
KERN RIVER FUNDING CORP 144A	158	4.89%	4/30/2018	(a)	169
KEY BANK NA	125	4.95%	9/15/2015	(a)	130
KEYCORP	1,145	3.75%	8/13/2015	(a)	1,181
KILROY REALTY LP	1,190	6.63%	6/1/2020	(a)	1,393
KINDER MORGAN ENER PART	290	3.50%	3/1/2016	(a)	300
KRAFT FOODS GROUP INC	100	1.63%	6/4/2015	(a)	101
KROGER CO/THE	450	1.20%	10/17/2016	(a)	450
LBUBS 2005-C5 A4	91	4.95%	9/15/2030	(a)	91
LBUBS 2005-C7 A4	768	5.20%	11/15/2030	(a)	779
LBUBS 2006-C1 A4	1,035	5.16%	2/15/2031	(a)	1,063

LBUBS 2006-C6 A4	1,020	5.37%	9/15/2039	(a)	1,081
LBUBS06-C7 A3	210	5.35%	11/15/2038	(a)	224
LEGG MASON INC	165	2.70%	7/15/2019	(a)	168
LG&E & KU ENERGY LLC	1,090	2.13%	11/15/2015	(a)	1,102
LLOYDS BANK PLC	1,330	2.30%	11/27/2018	(a)	1,344
LLOYDS BANK PLC	895	2.35%	9/5/2019	(a)	901
LLOYDS TSB BANK PLC 144A	795	6.50%	9/14/2020	(a)	933
LYONDELLBASELL IND NV	1,070	6.00%	11/15/2021	(a)	1,237
MAGELLAN MIDSTREAM PARTNERS	300	6.55%	7/15/2019	(a)	358
MANITOBA	1,205	1.30%	4/3/2017	(a)	1,214
MANUF & TRADERS TRUST CO	1,900	1.25%	1/30/2017	(a)	1,904
MANUF & TRADERS TRUST CO	1,550	2.30%	1/30/2019	(a)	1,562
MARATHON OIL CORP	1,395	0.90%	11/1/2015	(a)	1,393
MARRIOTT INTERNATIONAL	1,425	3.13%	10/15/2021	(a)	1,444
MARSH & MCLENNAN COS INC	465	2.55%	10/15/2018	(a)	477
MBALT 2013-A A4	780	0.72%	12/17/2018	(a)	781
MBALT 2013-B A3	570	0.62%	7/15/2016	(a)	570
MCKESSON CORP	220	3.25%	3/1/2016	(a)	228
MCKESSON CORP	415	0.95%	12/4/2015	(a)	416
MCKESSON CORP	680	2.70%	12/15/2022	(a)	650
MCKESSON CORP	645	2.85%	3/15/2023	(a)	623
MCKESSON CORP	825	1.29%	3/10/2017	(a)	825
MEDTRONIC INC 144A	670	2.50%	3/15/2020	(a)	673
MEDTRONIC INC 144A	705	1.50%	3/15/2018	(a)	702
MERCK & CO INC	3,380	0.70%	5/18/2016	(a)	3,382
MERRILL LYNCH & CO	345	6.40%	8/28/2017	(a)	391
MERRILL LYNCH & CO	690	6.88%	4/25/2018	(a)	801
MET LIFE GLOB FUNDING I 144A	1,205	1.50%	1/10/2018	(a)	1,207
MET LIFE GLOB FUNDING I 144A	1,660	1.30%	4/10/2017	(a)	1,663
MISSISSIPPI POWER CO	215	2.35%	10/15/2016	(a)	221
MIZUHO BANK LTD 144A	870	1.70%	9/25/2017	(a)	871
MIZUHO BANK LTD 144A	1,089	2.65%	9/25/2019	(a)	1,105
MLCFC 2006-2 A4	319	5.87%	6/12/2046	(a)	336
MLMT 2008-C1 A4	1,066	5.69%	2/12/2051	(a)	1,165
MMAF 2009-AA A4 144A	682	3.51%	1/15/2030	(a)	692
MORGAN STANLEY	665	6.63%	4/1/2018	(a)	769
MORGAN STANLEY	1,255	2.13%	4/25/2018	(a)	1,260
MORGAN STANLEY	1,265	1.51%	4/25/2018	(a)	1,289
MORGAN STANLEY	3,345	1.08%	1/24/2019	(a)	3,353
MSBAM 2013-C12 A1	457	1.31%	10/15/2046	(a)	460
MSBAM 2014-C14 A1	297	1.25%	2/15/2047	(a)	296
MSBAM 2014-C15 A1	255	1.31%	4/15/2047	(a)	254
MSBAM 2014-C16 A1	131	1.29%	6/15/2047	(a)	130
MSC 2005 HQ6 A4A	23	4.99%	8/13/2042	(a)	24
MSC 2006-HQ9 A4	512	5.73%	7/12/2044	(a)	540
MSC 2006-T21 A4	690	5.16%	10/12/2052	(a)	710
MSC 2007-T25 A3	128	5.51%	11/12/2049	(a)	137

MSC 2007-T27 A4	1,345	5.65%	6/11/2042	(a)	1,471
MURPHY OIL CORP	1,965	2.50%	12/1/2017	(a)	1,957
NALT 2013-B A3	270	0.75%	6/15/2016	(a)	270
NAROT 2011-A A4	89	1.94%	9/15/2017	(a)	89
NAROT 2012-B A3	294	0.46%	10/17/2016	(a)	294
NAROT 2012-B A4	540	0.66%	12/17/2018	(a)	540
NAROT 2013-A A4	1,245	0.75%	7/15/2019	(a)	1,242
NAROT 2013-B A3	105	0.84%	11/15/2017	(a)	105
NAROT 2014-B A3	835	1.11%	5/15/2019	(a)	834
NATIONAL AUSTRALIA BANK 144A	1,500	1.30%	6/30/2017	(a)	1,493
NATIONAL BANK OF CANADA	3,795	1.45%	11/7/2017	(a)	3,774
NATIONAL RURAL UTIL COOP	670	2.35%	6/15/2020	(a)	666
NBCUNIVERSAL ENTERPRISE 144A	480	0.92%	4/15/2018	(a)	485
NBCUNIVERSAL MEDIA LLC	840	2.88%	1/15/2023	(a)	851
NEW YORK LIFE GLOBAL FDG 144A	1,840	1.45%	12/15/2017	(a)	1,836
NEXTERA ENERGY CAPITAL	470	1.20%	6/1/2015	(a)	471
NISOURCE FINANCE CORP	1,765	6.40%	3/15/2018	(a)	2,043
NISSAN MOTOR ACCEPTANCE 144A	1,365	1.95%	9/12/2017	(a)	1,381
NMOTR 2012-A A	1,080	0.63%	5/15/2017	(a)	1,081
NOBLE ENERGY INC	590	3.90%	11/15/2024	(a)	588
NORDEA BANK AB 144A	700	4.88%	5/13/2021	(a)	768
NORDEA BANK AB 144A	1,485	2.25%	3/20/2015	(a)	1,500
NORDEA BANK AB 144A	2,660	0.88%	5/13/2016	(a)	2,662
NORFOLK SOUTHERN CORP	1,270	5.75%	1/15/2016	(a)	1,366
NORTHERN TRUST CORP	1,555	3.45%	11/4/2020	(a)	1,661
NOVARTIS CAPITAL CORP	1,260	2.40%	9/21/2022	(a)	1,252
NVR INC	1,600	3.95%	9/15/2022	(a)	1,675
O REILLY AUTOMOTIVE INC	410	3.85%	6/15/2023	(a)	425
OMNICOM GROUP INC	1,665	5.90%	4/15/2016	(a)	1,783
OMNICOM GROUP INC	825	3.63%	5/1/2022	(a)	853
OMNICOM GROUP INC	225	3.65%	11/1/2024	(a)	228
ONEOK PARTNERS LP	1,795	3.25%	2/1/2016	(a)	1,856
ONEOK PARTNERS LP	240	3.20%	9/15/2018	(a)	246
ONTARIO	1,250	3.00%	7/16/2018	(a)	1,328
ORACLE CORP	1,625	0.81%	1/15/2019	(a)	1,642
ORACLE CORP	1,200	2.80%	7/8/2021	(a)	1,230
OREILLY AUTOMOTIVE INC	370	4.63%	9/15/2021	(a)	409
PACCAR FINANCIAL CORP	2,125	1.60%	3/15/2017	(a)	2,152
PACCAR FINANCIAL CORP	505	0.75%	5/16/2016	(a)	505
PACCAR FINANCIAL CORP	705	1.10%	6/6/2017	(a)	701
PACIFICORP	1,310	3.85%	6/15/2021	(a)	1,409
PECO ENERGY CO	1,225	5.35%	3/1/2018	(a)	1,380
PEGTF 2001-1 A8	851	6.89%	12/15/2017	(a)	881
PEPSICO INC	1,315	3.60%	3/1/2024	(a)	1,387
PHILIP MORRIS INTL INC	675	1.63%	3/20/2017	(a)	685
PHILIP MORRIS INTL INC	1,380	1.25%	11/9/2017	(a)	1,376
PHILLIPS 66	670	1.95%	3/5/2015	(a)	676

PLAINS ALL AMER PIPELINE	1,805	3.95%	9/15/2015	(a)	1,864
PNC BANK NA	715	0.54%	1/28/2016	(a)	716
PNC BANK NA	1,110	1.13%	1/27/2017	(a)	1,115
PNC FUNDING CORP	1,485	5.63%	2/1/2017	(a)	1,638
PNC FUNDING CORP	940	3.63%	2/8/2015	(a)	956
PPL WEM HOLDINGS PLC 144A	555	3.90%	5/1/2016	(a)	575
PRINCIPAL FINANCIAL GROU	165	1.85%	11/15/2017	(a)	166
PRINCIPAL FINANCIAL GROUP	325	3.30%	9/15/2022	(a)	329
PRINCIPAL LFE GLB FND II 144A	1,335	1.20%	5/19/2017	(a)	1,327
PRINCIPAL LFE GLB FND II 144A	680	1.50%	9/11/2017	(a)	682
PRINCIPAL LFE GLB FND II 144A	410	2.38%	9/11/2019	(a)	413
QUEBEC PROVINCE	1,620	4.63%	5/14/2018	(a)	1,795
REINSURANCE GRP OF AMER	110	5.63%	3/15/2017	(a)	121
REINSURANCE GRP OF AMER	930	5.00%	6/1/2021	(a)	1,028
RIO TINTO FIN USA PLC	2,315	1.38%	6/17/2016	(a)	2,322
RIO TINTO FIN USA PLC	160	3.50%	3/22/2022	(a)	161
RIO TINTO FIN USA PLC	160	2.88%	8/21/2022	(a)	155
ROPER INDUSTRIES INC	150	1.85%	11/15/2017	(a)	150
ROPER INDUSTRIES INC	425	2.05%	10/1/2018	(a)	423
ROWAN COMPANIES INC	280	4.88%	6/1/2022	(a)	273
ROYAL BANK OF CANADA	1,665	2.15%	3/15/2019	(a)	1,683
ROYAL BANK OF CANADA	1,685	0.77%	3/15/2019	(a)	1,695
RSBBC 2007-A A2	540	5.72%	4/1/2018	(a)	562
SANTANDER UK PLC 144A	600	5.00%	11/7/2023	(a)	632
SBA TOWER TRUST 144A	3,660	2.93%	12/15/2042	(a)	3,703
SBA TOWER TRUST 144A	2,200	2.24%	4/15/2043	(a)	2,173
SIMON PROPERTY GROUP LP	200	5.65%	2/1/2020	(a)	234
SIMON PROPERTY GROUP LP	720	3.38%	10/1/2024	(a)	743
SKANDINAVISKA ENSKILDA 144A	1,130	2.38%	11/20/2018	(a)	1,145
SOUTHEAST SUPPLY HEADER 144A	900	4.25%	6/15/2024	(a)	923
SOUTHERN CO	510	1.95%	9/1/2016	(a)	521
SPECTRA ENERGY PARTNERS	365	2.95%	9/25/2018	(a)	375
STANDARD CHARTERED PLC 144A	1,280	1.50%	9/8/2017	(a)	1,277
STATOIL ASA	1,485	0.52%	5/15/2018	(a)	1,482
SUMITOMO MITSUI BANKING 144A	1,450	3.95%	1/12/2022	(a)	1,580
SUMITOMO MITSUI TR BK LT 144A	1,185	1.80%	3/28/2018	(a)	1,193
SUNTRUST BANKS INC	305	3.60%	4/15/2016	(a)	316
SUNTRUST BANKS INC	880	2.35%	11/1/2018	(a)	886
SVENSKA HANDELSBANKEN AB	1,870	0.70%	3/21/2016	(a)	1,877
SWEDBANK AB 144A	2,625	1.75%	3/12/2018	(a)	2,633
SWEDISH EXPORT CREDIT	335	5.13%	3/1/2017	(a)	370
SYNCT 2014-1 A	2,825	1.61%	11/15/2020	(a)	2,817
TAKEDA PHARMACEUTICAL 144A	1,215	1.63%	3/17/2017	(a)	1,222
TAOT 2011-B A4	411	0.94%	11/15/2016	(a)	411
TAOT 2012-A A3	56	0.75%	2/16/2016	(a)	56
TAOT 2013-A A4	530	0.69%	11/15/2018	(a)	529
TAOT 2014-C A4	775	1.44%	4/15/2020	(a)	776

TECO FINANCE INC	915	4.00%	3/15/2016	(a)	958
TENNESSEE GAS PIPELINE	1,420	8.00%	2/1/2016	(a)	1,561
THERMO FISHER SCIENTIFIC	2,115	5.00%	6/1/2015	(a)	2,160
THERMO FISHER SCIENTIFIC	775	1.30%	2/1/2017	(a)	775
THERMO FISHER SCIENTIFIC	240	2.40%	2/1/2019	(a)	242
THERMO FISHER SCIENTIFIC	300	3.30%	2/15/2022	(a)	302
THOMSON REUTERS CORP	510	0.88%	5/23/2016	(a)	508
THOMSON REUTERS CORP	560	1.30%	2/23/2017	(a)	561
THOMSON REUTERS CORP	480	1.65%	9/29/2017	(a)	480
TIME WARNER INC	960	3.40%	6/15/2022	(a)	974
TIPS	13,331	1.88%	7/15/2015	(a)	13,484
TIPS	3,671	0.50%	4/15/2015	(a)	3,625
TIPS	9,493	0.13%	4/15/2017	(a)	9,505
TIPS	2,034	0.13%	7/15/2022	(a)	1,989
TIPS	2,949	0.13%	4/15/2019	(a)	2,923
TORONTO-DOMINION BANK	570	2.50%	7/14/2016	(a)	591
TORONTO-DOMINION BANK	550	1.40%	4/30/2018	(a)	545
TORONTO-DOMINION BANK	1,045	0.78%	4/30/2018	(a)	1,052
TOTAL CAPITAL INTL SA	550	0.75%	1/25/2016	(a)	551
TOTAL CAPITAL SA	1,580	4.13%	1/28/2021	(a)	1,722
TRANS-ALLEGHENY INTERSTA 144A	1,380	3.85%	6/1/2025	(a)	1,394
TRANS-CANADA PIPELINES	325	0.88%	3/2/2015	(a)	326
TRANS-CANADA PIPELINES	1,800	0.75%	1/15/2016	(a)	1,802
TYSON FOODS INC	155	4.50%	6/15/2022	(a)	168
TYSON FOODS INC	1,155	2.65%	8/15/2019	(a)	1,176
UBS AG STAMFORD CT	584	4.88%	8/4/2020	(a)	662
UBS AG STAMFORD CT	1,205	1.38%	8/14/2017	(a)	1,205
UNION BANK NA	750	2.13%	6/16/2017	(a)	759
UNIONBANCAL CORP	340	3.50%	6/18/2022	(a)	351
UNITEDHEALTH GROUP INC	470	1.88%	11/15/2016	(a)	479
UNITEDHEALTH GROUP INC	625	0.85%	10/15/2015	(a)	628
UNITEDHEALTH GROUP INC	1,335	2.88%	3/15/2023	(a)	1,337
UNITEDHEALTH GROUP INC	670	1.40%	12/15/2017	(a)	670
UNUM GROUP	235	5.63%	9/15/2020	(a)	270
UNUM GROUP	580	4.00%	3/15/2024	(a)	602
UNUMPROVIDENT FINANCE CO 144A	220	6.85%	11/15/2015	(a)	233
US BANCORP	2,170	3.78%	4/29/2020	(a)	2,202
US BANCORP	255	3.44%	2/1/2016	(a)	265
US BANCORP	1,320	2.20%	11/15/2016	(a)	1,350
US TREASURY N/B	3,460	1.00%	10/31/2016	(a)	3,490
US TREASURY N/B	3,295	0.75%	6/30/2017	(a)	3,282
US TREASURY N/B	8,135	0.50%	7/31/2017	(a)	8,058
US TREASURY N/B	2,135	0.75%	12/31/2017	(a)	2,112
US TREASURY N/B	4,900	0.63%	4/30/2018	(a)	4,806
US TREASURY N/B	2,035	1.50%	2/28/2019	(a)	2,046
US TREASURY N/B	875	2.50%	5/15/2024	(a)	904
US TREASURY N/B	17,700	1.50%	5/31/2019	(a)	17,679

US TREASURY N/B	6,080	2.38%	8/15/2024	(a)	6,244
US TREASURY N/B	1,315	0.50%	8/31/2016	(a)	1,316
US TREASURY N/B	10,110	1.00%	9/15/2017	(a)	10,143
US TREASURY N/B	10,025	1.75%	9/30/2019	(a)	10,123
US TREASURY N/B	12,075	0.88%	11/15/2017	(a)	12,028
US TREASURY N/B	2,525	2.13%	12/31/2021	(a)	2,548
VALE OVERSEAS LIMITED	1,185	6.25%	1/11/2016	(a)	1,270
VALE OVERSEAS LIMITED	1,035	4.38%	1/11/2022	(a)	1,024
VALERO ENERGY CORP	780	9.38%	3/15/2019	(a)	993
VALET 2013-1 A4	185	0.78%	7/22/2019	(a)	184
VALET 2014-1 A3	155	0.91%	10/22/2018	(a)	154
VALET 2014-2 A4	2,325	1.39%	5/20/2021	(a)	2,306
VENTAS REALTY LP	450	1.25%	4/17/2017	(a)	447
VENTAS REALTY LP/CAP CRP	1,135	3.25%	8/15/2022	(a)	1,134
VENTAS REALTY LP/CAP CRP	645	1.55%	9/26/2016	(a)	650
VERIZON COMMUNICATIONS	1,340	4.50%	9/15/2020	(a)	1,473
VERIZON COMMUNICATIONS 144A	1,277	2.63%	2/21/2020	(a)	1,274
VIACOM INC	200	2.50%	9/1/2018	(a)	204
VOLKSWAGEN GROUP AMERICA 144A	1,690	1.25%	5/23/2017	(a)	1,681
VOLKSWAGEN INTL FIN NV 144A	445	2.38%	3/22/2017	(a)	457
WACHOVIA BANK NA	280	4.88%	2/1/2015	(a)	287
WALGREENS BOOTS ALLIANCE	300	1.75%	11/17/2017	(a)	302
WALGREENS BOOTS ALLIANCE	600	2.70%	11/18/2019	(a)	605
WASTE MANAGEMENT INC	475	2.60%	9/1/2016	(a)	490
WBCMT 2005 C18 A4	4	4.94%	4/15/2042	(a)	4
WBCMT 2006 C28 A4	812	5.57%	10/15/2048	(a)	862
WBCMT06-C24 A3	520	5.56%	3/15/2045	(a)	541
WEINGARTEN REALTY INVEST	820	3.50%	4/15/2023	(a)	816
WEINGARTEN REALTY INVEST	485	4.45%	1/15/2024	(a)	526
WELLPOINT INC	370	1.25%	9/10/2015	(a)	373
WELLS FARGO & COMPANY	775	2.10%	5/8/2017	(a)	791
WELLS FARGO & COMPANY	1,500	4.13%	8/15/2023	(a)	1,598
WELLS FARGO & COMPANY	1,400	1.40%	9/8/2017	(a)	1,405
WESTPAC BANKING CORP	1,630	1.13%	9/25/2015	(a)	1,642
WESTPAC BANKING CORP	1,900	1.60%	1/12/2018	(a)	1,908
WFNMT 2010-A A	2,050	3.96%	4/15/2019	(a)	2,085
WFRBS 2013-C16 A1	418	1.41%	9/15/2046	(a)	420
WFRBS 2013-C17 A1	431	1.15%	12/15/2046	(a)	432
WFRBS 2014-C19 A1	716	1.23%	3/15/2047	(a)	714
WFRBS 2014-C22 A1	207	1.48%	9/15/2057	(a)	207
WFRBS 2014-C23 A1	218	1.66%	10/15/2057	(a)	219
WFRBS 2014-C24 A1	267	1.39%	11/15/2047	(a)	266
WFRBS 2014-LC14 A1	453	1.19%	3/15/2047	(a)	452
WHIRLPOOL CORP	465	2.40%	3/1/2019	(a)	466
WHIRLPOOL CORP	340	1.35%	3/1/2017	(a)	341
WHIRLPOOL CORP	640	1.65%	11/1/2017	(a)	640
WHLS 2012-1 A2 144A	105	1.19%	3/20/2021	(a)	105

	WILLIAMS PARTNERS LP	1,575	3.80%	2/15/2015	(a)	1,603
	WILLIAMS PARTNERS LP	1,440	3.35%	8/15/2022	(a)	1,395
	WOART 2012-A A3	228	0.64%	2/15/2017	(a)	228
	WOART 2012-A A4	2,245	0.85%	8/15/2018	(a)	2,250
	WOART 2014-A A3	175	0.94%	4/15/2019	(a)	175
	WOLS 2012-A A4	49	1.06%	11/15/2017	(a)	50
	WOLS 2014-A A4	925	1.37%	1/15/2020	(a)	927
	WPP FINANCE 2010	1,305	3.75%	9/19/2024	(a)	1,323
	WRIGLEY WM JR CO 144A	20	1.40%	10/21/2016	(a)	20
	XLIT LTD	1,225	2.30%	12/15/2018	(a)	1,226
	Total fixed income securities value					842,576
	Wrapper agreements:
	American General Life Insurance Company				(a)	—
	The Prudential Insurance Company of America				(a)	—
*	State Street Bank & Trust Co.				(a)	—
	Total synthetic investment contracts wrapper					—
	Total fully benefit responsive contracts					842,576
	Total investments					$2,817,007
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 10.50% and maturing 2015 through 2019				(a)	$66,248
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By:    /s/ Shannon Barcroft
Shannon Barcroft
Plan Administrator

Date: June 26, 2015

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP
23.2*	Consent of KPMG LLP

*     Filed herewith.